

July 25, 2012

<u>Via Email</u>
John Kunze
President and Chief Executive Officer
Xoom Corporation
100 Bush Street, Suite 300
San Francisco, CA 94104

> **Re: Xoom Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 28, 2012**
> **CIK No. 0001315657**

Dear Mr. Kunze:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the material.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please revise to specifically disclose if you have registered trademarks. To the extent you do, please revise the financial statements to provide appropriate disclosures.

4. Please revise throughout the document to correctly identify unaudited information as such. For instance, the tabular presentation of key metrics on page 50 identifies the information for 2010 as unaudited.

Prospectus Summary

Company Overview, page 1

5. Please provide the basis for your statement that you are a "pioneer and leader in the online consumer-to-consumer international money transfer industry."

6. Revise this section to present your market opportunity and your business history in a more balanced manner. For instance, you state that your business model business model is characterized by "predictable and recurring revenue" and go on to discuss your year over year increase in sending volume. Please balance this statement by also discussing your losses in the first quarters of 2011 and 2012 and in the full fiscal years ended 2011 and 2012 and the factors the led to those losses.

7. Please add a section discussing the fees that you charge to customers for the use of your services, including the fees that are charged for each different disbursement option. Please also provide a detailed description of your fees in your Business section that includes a complete description of the various types of fees charged.

Our Competitive Strengths, page 3

8. We note your disclosure that you provide locked-in foreign exchange rates. Please revise to state how these rates are calculated and how often they are updated.

The Offering, page 6

9. Please revise to state how many shares of common stock will be subject to registration rights after the closing of the offering. Please also state how many shares are currently subject to the conversion of the preferred shares.

10. We note your disclosure on page 7 that you will conduct a reverse stock split. Please tell us your reason for conducting the split including whether you will need to conduct the stock split in order to have enough shares available to complete the offering.

Risk Factors

We face payment and fraud risks that could harm our business…, page 17

11. We note your disclosure that you often release funds for disbursement prior to receiving funds from your customers. Please tell us if you have any initial requirements or criteria that customers must meet in order to use your services, such as bank accounts or credit cards with certain pre-approved banks. Please add disclosure in your Prospectus Summary and Business sections to describe any such criteria.

There are a number of risks associated with our international operations that could harm our business, page 26

12. We note your disclosure on page 27 that new remittance rules are scheduled to take effect in February 2013. Please revise to include this discussion in a separate risk factor, and please describe the new rules and explain more thoroughly how they will affect you.

We are an "emerging growth company" and we cannot be certain…, page 31

13. Revise this risk factor, or add a separate risk factor, that presents the risks from an investor's point of view, of the reduced reporting obligations that you may employ based upon your standing as an emerging growth company. For example, please discuss the risks to investors from the lack of auditor attestation of your internal controls and the reduced information available in your proxies. Investors may be impacted not only as a result of market reaction to your status as an emerging growth company, but by the impact of the reduced disclosures and other protections that they will receive as a result of your status.

Because our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock…, page 39

14. Revise your disclosure to include the book value per share before and after the offering.

Use of Proceeds, page 44

15. We note your disclosure that you may use a portion of the net proceeds for acquisitions of complementary businesses, technologies or assets. Please expand your disclosure to describe the nature of the businesses to be sought and the assets to be purchased, if you have any specific plans to acquire any particular business or type of business. We also note that you have not entered into any agreements or commitments with respect to any specific acquisitions. Please revise to confirm whether you have any plans, arrangements or understandings to acquire any such businesses. Please refer to Instruction e to Item 504 of Regulation S-K.

16. We note your disclosure that prior to using the proceeds as disclosed, you plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities. Please

therefore revise this section to note that these investments will be made first, followed by the other stated uses of proceeds. Please also state the percentage of proceeds you anticipate will be invested in such short-term securities. Please refer to Instruction a to Item 504 of Regulation S-K.

Capitalization, page 45

17. We note that your shares of preferred stock will be automatically converted into shares of common stock upon the completion of the offering. Please revise the prospectus to include a description of the conversion and state the reason for the conversion. We also note that on page 112 of the prospectus you state that the conversion will occur immediately prior to the closing of the offering. Please revise the prospectus be consistent in your description of the timing of the conversion.

Non-GAAP Financial Measures, page 51

18. Revise this section to explain to investors why management believes that excluding stock compensation from the adjusted EBITDA would help them better understand the company's performance.

19. Provide the staff with your analysis supporting your conclusion that none of the expenses included in the "other (income) expense" adjustment would ultimately require cash settlement. Please refer to Item 10(e) and release 34-47226. Please further refer to compliance and disclosure interpretation 102.9. Alternatively, consider changing the name of the non-GAAP financial measure, since the adjustments are to net loss rather than to EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operations

20. In a number of your risk factors you indicate that you are dependent upon a number of key service providers, including banking operations in other countries as well as your access to the ACH. Consider providing additional disclosure on your key counterparties, including their identity and the average amount held by such counterparties during the relevant periods. Please also discuss the extent to which you monitor the financial health of your counterparties and any risk limitations you place on doing business with those counterparties.

Key Metrics

Gross Sending Volume, page 53

21. Please revise to disclose the percentage of GSV that does not ultimately get paid out to recipients due to customer cancellations, your risk management decisions or customer error.

Active Customers, page 53

22. Please clarify the percentage of your active customers who have had multiple transactions in each of the three periods described. Also, please indicate if you monitor the number of active customers in one period who cease to be active in the following period.

23. Please clarify if a new customer with one transaction in a particular period would also show up as an "active customer" in the same period.

Results of Operations, page 55

24. Please revise here and in your financial statements, as appropriate, to provide disaggregated disclosures of the components of revenues; costs of sales; marketing expenses; technology and development expense; customer and operations expense; general and administrative expenses and other income(expenses). Considering the numerous components that appear to be included in each of these line items, it does not appear possible to fully understand the relative contribution of each component to the respective aggregated totals. For example, we note that you experienced $5.4 million in transaction losses during 2011, but there is no particular discussion of this in your costs of revenue subsection.

25. Please revise here and in your financial statements to provide a roll-forward of the provision for transaction losses.

Three Months Ended March 31, 2011 and 2012, page 56

26. Marketing expense, your largest operational expense line item, declined as a percentage of revenue from an average of around 30% over the other periods presented, to 25% in the Quarter ended March 31, 2012. Please tell us, with a view towards revised disclosure, the reason that this expense declined as a percentage of revenue. Please also explain whether this represents a change in strategy, or if management expects that marketing expenses will return to historical levels in future periods.

Liquidity and Capital Resources, page 63

27. On page 13, you disclose that your period end cash balances may not accurately reflect your average cash balance. Please provide revised disclosures that present your overall cash position. For example, consider providing the average, minimum and maximum cash positions during the relevant quarter. Consider the guidance provided in Release 33-9144.

28. We note your discussion of cash and cash equivalents and disbursement prefunding balances held at foreign institutions, which totaled $27.9 million at March 31, 2012, In order to provide additional granularity regarding the importance of these balances to your overall business plan and operations, please enhance the current disclosure by including a

discussion of the relative portion of cash and cash equivalents and disbursement prefunding balances held at foreign institutions and domestic institutions, including their comparative balances for the financial statement periods presented. For example, we note that balances held at all institutions was approximately $40 million at March 31, 2012, which means that balances held at foreign institutions were approximately doubled those held domestically for these particular balance sheet accounts. In addition, please disclose the risks associated with balances held at foreign and domestic institutions and how management determines which institutions to do business with. Please also disclose the total uninsured balances held at all financial institutions and whether or not you have experienced any losses from balances held at any institution.

Off-Balance Sheet Arrangements, page 66

29. We note you disclose that you did not have any off-balance sheet arrangements for the periods under review. Note 6 on page F-15 includes a discussion of letters of credit. Please revise this section or advise why these are not considered off-balance sheet arrangements and include an appropriate financial statement footnote, if necessary. Please also consider whether any of the recent disclosures in Note 13 are off-balance sheet arrangements as of June 30, 2012 as well.

Stock Based Compensation, page 68

30. Please revise to disclose how management determined the appropriateness of the weighting of the expected outcomes used to value issuances under the PWERM approach. Specifically address how the weightings considered the timing of your IPO. For instance, we note that as recently as May of 2012 you weighted an IPO scenario at 50%.

31. Please provide us a schedule of equity based compensation issued over the last 12 months, including the date of issuance, the number of and type of instrument issued, the date issued, the type of compensation for which the instrument was issued (goods or services) and the value assigned to it. Please be advised that we may not be able to fully consider your response and your accounting for stock based compensation until your IPO is priced.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk, page 72

32. In a number of places in the forepart of the prospectus, including the risk factor on page 15, you indicate that your business is dependent upon foreign currency spreads and that you have a significant amount of unhedged foreign currency exposure. Please revise this section to provide one of the three presentations regarding your exposure to foreign exchange risk, as required by Item 305(a) of Regulation S-K.

Business

Company Overview, page 74

33. Revise to include the financial information about geographic areas required by Item 101(d) of Regulation S-K.

34. Please revise to provide a discussion of the prefunding requirements of your partners. Include a clear discussion of what prefunding is and how it affects your business.

Our Solutions, page 77

35. Discuss any recourse that you have in the event that you pay out a fund transfer and then customer payments are not received, including reversals or fraud. Consider revisions to your risk factor disclosure based upon your response.

Funding, page 77

36. Revise to include a detailed discussion of your proprietary risk assessment tools. Include a description of the tools used and how such tools are monitored and operated.

Regulation, page 83

37. Revise this section to discuss, in greater detail, the reporting regime and regulatory environment that impacts your operations in India. On page 33, you disclose that you must prepare new reports as part of your regulatory compliance in India. Please discuss the nature of these reports and the extent to which the new reporting regime may impact your operations. Consider appropriate revisions to your management's discussion and analysis section and risk factors based upon your response.

Legal Proceedings, page 87

38. Please revise your disclosure in the second paragraph of this section to include management's determination that other than as disclosed, you are not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to the business. Please refer to Item 103 of Regulation S-K.

Compensation

Compensation of Named Executive Officers, page 95

39. We note that Mr. Kunze's base salary increased significantly from 2011 to 2012. Please tell us the reasons for this increase.

Employment Agreements and Termination of Employment Agreements, page 98

40. We note that you have entered into employment agreements with each of the named executive officers, but that only the agreement with Mr. Kunze has been included on the exhibit index. Please file all management contracts or compensatory plans as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 109

41. We note that you have disclosed your beneficial ownership as of May 31, 2012. Please update your disclosure or explain why this is the most recent practicable date for such disclosure.

Description of Capital Stock, page 112

42. You may not qualify your discussion by reference to your amended restated articles and bylaws. Revise to state that all material terms have been discussed.

Preferred Stock, page 112

43. You have provided the amount of preferred stock outstanding as of March 31, 2011. Please update your disclosure to be current as of March 31, 2012.

Registration Rights, page 113

44. We note your disclosure that immediately prior to the offering, existing shareholders are entitled to rights with respect to registration of their shares. We note also that on page 119, you state that a demand for registration may not be made until 180 days after the completion of the offering. Please explain.

Underwriting, page 125

45. We have noted that in your advertisements to the public and on your website, you claim to conduct business "in association with Barclays" and that you have an existing partnership with them. Please therefore revise your disclosure to identify the fact that you have a material relationship with Barclays and state the nature of the relationship or explain why the relationship is not material. Please refer to Item 508(a) of Regulation S-K.

Consolidated Financial Statements, beginning on page F-1

46. Please provide a signed audit report on your financial statements in the next amendment.

(2) Summary of Significant Accounting Policies, page F-8

(p) Disbursement Prefunding, page F-10

>   47. Please revise your note to discuss whether or not you earn interest on these balances and the extent to which these are considered compensating balances. Please also compare and contrast any differences between restricted cash and any compensating balances and revise the relevant footnotes accordingly.

(t) Website and Internal-Use Software Development Costs, page F-11

>   48. Please revise to provide a more robust discussion of the nature of the costs capitalized to date. Also, revise the Business section to include a discussion of these activities.

(3) Marketable Securities, page F-13

>   49. Please revise to clarify the basis for classifying certificates of deposits as marketable securities.

>   50. Please revise to identify in what countries you hold international government bonds. Quantify the amount of bonds by country of issuance.

>   51. Please revise to disclose the procedures management uses to validate the reasonableness of fair values obtained from third party pricing services.

>   52. Please revise to include the disclosure requirements of ASC 2011-04.

Exhibits

>   53. Your disclosure indicates that you are highly dependent upon a number of key suppliers or service providers, including your banking affiliates in the Philippines, India and other countries. For example, in your advertising to potential customers who may want to send money to the UK, you highlight that the transfers are conducted thorough Barclays. However, it does not appear that any of your contracts or arrangements are listed as exhibits to this registration statement. Please provide the staff with your analysis supporting your determination that each of these agreements with your key financial institution partners or other service providers, are not material contracts under Item 601(b)(1) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Christian Windsor at (202) 551-3419 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director